

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2005

Mr. Timothy A. Ficker
Vice President and Chief Financial Officer
Infinity Energy Resources Inc
950 Seventeenth Street, Suite 800
Denver, CO

> **Re:** **Infinity Energy Resources Inc**
> **Form 8-K**
> **Filed November 7, 2005**
> **File No. 0-17204**

Dear Mr. James DeStefano:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

8-K, Filed November 7, 2005

1.   Please confirm, if true, that your certifying officers will reconsider the effect on the adequacy of your disclosure controls and procedures as of the end of the period(s) covered by your amended filings for all required periods in light of the financial accounting issue you have identified.

2.   We note that you intend to file restated financial statements for the affected periods. Please indicate when you expect to file your restated financial statements. We may have further comment after you file the restated financial statements.

You should file an amendment to the Form 8-K in response to this comment on or before five business days from date of letter.

If your have any questions, please call me at (202) 551-3683.

Sincerely,

Jill S. Davis
Branch Chief